EXHIBIT 99.1

CAUTIONARY STATEMENTS FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

     We desire to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Many of the following important factors discussed below have been discussed in our prior SEC filings.

     You should be cautioned that the following important factors have affected, and in the future could affect, our actual results. There may also be additional factors not discussed in this report that could also affect future results. These factors could cause our future financial results to differ materially from those expressed in any forward-looking statements made by us. Forward-looking statements may relate to such matters as:

•	our ability to generate future revenues;

•	the commercialization of our products;

•	the expansion of our production facilities;

•	the optimization of production costs; and

•	our ability to enter into future business collaborations and marketing partnerships.

Forward-looking statements may include words such as “will,” “should,” “could,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” and other similar expressions. This list does not constitute all factors which you should consider prior to making an investment decision in our securities. You should also not assume that the information contained herein is complete or accurate in all respects after the date of this filing. We disclaim any duty to update the statements contained herein.

If we are unable to successfully expand and scale-up our production capacity or enter into favorable agreements with third parties to produce our oils or if our suppliers fail to produce and supply us with adequate amounts of oil, our customers may not be able to obtain a sufficient supply of DHA and ARA from us, and our future revenues from these products may be limited.

     To meet our customers’ projected demand for our nutritional oils that are used to supplement infant formulas, we have developed a process for the large-scale production of our oils at our Winchester, Kentucky and Kingstree, South Carolina manufacturing plants. We estimate the worldwide infant formula market to be approximately $8.5 billion to $9.5 billion. If our licensees were to penetrate 100% of this market with DHA and ARA supplemented formulas, we estimate that we would receive greater than $400 million in revenues annually from these sales. To date, we believe our licensees’ products containing our oils have penetrated approximately 30% to 35% of the worldwide infant formula market. Our sales into the non-infant nutritional supplement and food and animal feed markets to date have been less then $10 million annually. Although we have produced significantly more nutritional oils than our customers’ initial projections, accelerated market demand and a shortage of ARA from DSM that began in the first quarter of fiscal 2004, have caused a production shortfall. Previously, we requested from our customers that they provide us with longer lead-times to fill their orders. Even with the longer lead-times and an increase in production each quarter, we continue to limit the orders we accept. To the extent that demand continues to exceed our current production capabilities, we may be unable to provide the required quantities of oil cost-effectively and may experience backlogs or our customers may seek alternative sources of supply. Although some of our licensees have a right to manufacture DHA and ARA, we are not aware of any of our licensees doing so or preparing to do so. Currently, our annualized production capacity, together with DSM’s production capacity at its Capua, Italy facility, is approximately $170 million in annualized sales. We are in the process of expanding production capacity at our newly acquired plant in Kingstree, SC and DSM is expanding its capacity in Belvidere, NJ. On May 16, 2004, DSM’s Belvidere, NJ facility experienced a fire in an outside dust collection unit, which caused a temporary shutdown of the ARA production line at the Belvidere facility. The resulting production loss of ARA will cause a reduction in revenue to Martek during the third quarter of fiscal 2004 that is currently estimated to be between $7 and $9 million. DSM has restarted the production line at the Belvidere facility; however, the fire is now expected to result in a slowing of the pace by which DSM will ramp up further production capacity at Belvidere, which is likely to reduce the volume of ARA deliveries to Martek in the fourth quarter of fiscal 2004 from formerly anticipated levels. It is not expected that the fire will have a long-term effect on DSM’s overall ARA production capacity. We anticipate annualized production capacity equaling approximately $275 million to $300 million of annualized sales by the end of fiscal 2004 and $500 million of annualized sales by the second half of fiscal 2005. Our ability to maintain commercial production at these higher levels has not been successfully tested. As we increase our production at our Kingstree plant, we may encounter many risks associated with our commercial manufacturing such as:

•	the construction phase of our fermentation expansion at our Kingstree plant may not be completed in the timeframe that we have planned or at the projected cost;

•	problems processing, handling and shipping the higher quantities of oil produced from our expanded facilities;

•	the costs of expanding, operating and maintaining our production facilities exceeding our expectations;

•	product defects;

•	higher than anticipated product losses;

•	environmental and safety problems resulting from our production process; and

•	additional regulatory issues relating to the scale up of our production process may arise.

     If we were to experience any one or more of these problems, there could be a material adverse effect on our business, financial condition, and/ or results of operations.

     If we are: (a) unable to cost effectively manufacture our DHA-containing oil at our Winchester and Kingstree plants; (b) unable to successfully expand our production at our Kingstree facility; (c) unable to enter into other satisfactory third-party manufacturing agreements; or (d) our licensees are unable to find alternative sources for our DHA, our future revenues from sales of DHA may be limited.

     We have entered into an agreement with a third-party manufacturer, DSM to supply (except for limited rights Martek retains) our ARA out of their plants in Capua, Italy and Belvidere, NJ, which, as stated above, was temporarily shut down due to a fire. The fire has resulted in a slowing of the pace by which DSM will ramp up further production capacity at Belvidere, which is likely to reduce the volume of ARA deliveries to Martek in the fourth quarter of fiscal 2004 from formerly anticipated levels. If DSM fails to supply us with required amounts of ARA under our agreement with them, we would not be able to meet our customers’ demands unless we were able to utilize alternative sources of supply. In this regard, we would have to either manufacture the ARA at one or both of our plants, which may be more costly and would also reduce our DHA oil production capacity, or enter into other third-party manufacturer supply agreements. If we are unable to find alternative supply sources or are unable to cost effectively manufacture the ARA in our Winchester or Kingstree plants, our future revenues from sales of our oils may be limited.

A substantial portion of our nutritional oil products sales are made to three of our existing customers, and if demand by these customers for our nutritional oil products declines, our revenues may materially decline.

     We rely on a substantial portion of our sales of nutritional products to three of our existing customers. Over 85% of our nutritional product sales during the first two quarters of fiscal 2004 were generated by sales of DHA and ARA to three customers. Approximately 60% of these sales were to Mead Johnson and the remaining 40% were to Wyeth and Abbott combined. We cannot guarantee that these customers will continue to demand our nutritional products at current levels. If demand by any of these customers for our nutritional products declines, we may experience a material decline in our revenues.

Failure to effectively manage our growth could disrupt our operations and prevent us from generating the revenues and gross profit margins we expect.

     In response to current and projected levels of demand for our nutritional oils, we have been actively working to accelerate our production build-out plans. To manage our growth successfully we must implement, constantly improve and effectively utilize our operational and financial systems while expanding our production capacity and workforce. We must also maintain and strengthen the breadth and depth of our current strategic relationships while developing new relationships. Our existing or planned operational and financial systems may not be sufficient to support our growth; we may not successfully control production costs and maintain current and anticipated gross profit levels; and our management may not be able to effectively identify, manage and exploit existing and emerging market opportunities. If we do not adequately manage our growth, our business and future revenues will suffer.

Our oils are very sensitive to oxidation and are not very compatible with most liquid or dry foods that are currently on the market. If economical methods are not developed to successfully incorporate our oils into various food and beverage applications, we may never be able to gain large scale entry into the food and beverage market.

     Although we believe that the food and beverage market could be a large market for DHA fortification with our DHA-S oil, the potential in this market could be limited if methods are not developed that allow good compatibility of our DHA-S oil with various foods and beverages. The flavor, texture and stability of finished products, such as cereals, milk and nutritional bars enriched with our oils have not yet been successfully established. Even if we can successfully incorporate our oils into foods and beverages, manufacturers of these products will have to develop methods to demonstrate feasibility in their production process. The timing and extent of our sales into the food and beverage market, therefore, are dependent not only on market demand, but also on manufacturing issues over which we have no control.

Since infant formula pricing is very competitive, the premium that our oils adds to the cost of the formula may never allow it to be priced at levels that will allow worldwide acceptance by consumers.

     Infant formula pricing is very competitive and the market is very sensitive to product price changes. Because the inclusion of our oils into infant formula may add 10% to 20% to the retail cost of standard infant formula, there is the risk that our licensees may not be able to sell supplemented products at prices that will allow them to gain broad market acceptance while, at the same time, remaining profitable. This may lead to price pressure on us. If we have to reduce our prices, we may not be able to sell products at a price that would enable us to be profitable. We are prohibited from granting a license to any party for the inclusion of our nutritional oils in infant formula with payment terms or royalty rates that are more favorable than those provided to the licensees under the terms of several of our current license agreements without either the written consent of those current licensees or prospectively offering such new more favorable terms to those current licensees. None of our license agreements requires our licensees to purchase any minimum amount of products from us now or in the future, and certain of our license agreements allow our licensees to manufacture our products themselves or purchase nutritional oils from other sources.

If market demand for our products continues to grow, we will need significant additional capital to expand our production capability. We may also need additional capital in the future to continue our research and development efforts, to conduct product testing, including preclinical and clinical trials, and to market our products.

     Our nutritional oil sales are increasing, and meeting, projected demand will require expanding our production capability for our nutritional oils. We are now in the process of expanding at our Kingstree facility. Further enhancements to improve production and capacity at the Winchester facility are also continuing. As of April 30, 2004, we had approximately $54.6 million in cash, cash equivalents and short-term investments as well as the unused portion of our revolving credit facility of $33.0 million available to meet future capital requirements. In addition, as of April 30, 2004, we believe that up to approximately $50-60 million may be needed over the ensuing 12 months to complete the expansion of our production capacity. We also may require additional capital to fund our research and development, product testing, and marketing activities. The timing and extent of our additional cash needs will primarily depend on: (a) the timing and extent of future launches of infant formula products containing our oils by our licensees; (b) the timing and extent of introductions of DHA into foods and/or nutritional supplements for children and adults; (c) whether or not we enter into collaborations with other third parties to produce our nutritional oils; and (d) our ability to generate profits from the sales of our nutritional products.

     To continue to fund our growth, we may pursue various sources of funding, which may include debt financing, equity issuances, asset based borrowing, lease financing, and collaborative arrangements with partners. In January 2004, we established a three-year secured revolving credit facility of $85 million. In May 2004, we amended and expanded this credit facility to $100 million. This debt financing arrangement will require us to comply with financial covenants, which we may not be able to meet if demand for our product were to drop, there was a significant change in our financial position or if our cash needs are greater than we currently anticipate. Additionally, funding from other sources may not be available, or may not be available on terms that would be commercially acceptable or permit us to continue the planned commercialization of our products or expansion of our production capacity. Future equity issuances may be dilutive to our existing shareholders. If we obtain funds through collaborative or strategic partners, these partners may require us to give them technology or product rights, including patent rights that could ultimately diminish our value. If we cannot secure adequate funding, we may need to scale back our research, development, manufacturing, and commercialization programs, which may have a material adverse affect on our future business.

The market price of our common stock may experience a high level of volatility due to factors such as its relative illiquidity, the volatility in the market for biotechnology stocks generally, and the effect of short-term events like product launches and license announcements.

     We are a public growth company in the biosciences sector. As frequently occurs among these companies, the market price for our common stock may experience a high level of volatility. During the fifty-two week period ending April 30, 2004, our common stock traded between $69.20 and $32.19 per share. During the fifty-two week period ending April 30, 2003, our common stock traded between $34.03 and $12.63 per share. The following are examples of items that may significantly impact the market price for our common stock:

•	announcements of technical innovations, new commercial products and product launches;

•	arrangements or strategic partnerships by us or our competitors;

•	announcements of license agreements, acquisitions or strategic alliances;

•	patent or other intellectual property achievements or adverse developments;

•	quarterly fluctuations in our results of operations;

•	failure or delay in expansion and scale-up of our commercial manufacturing or failure or delay of our third party manufacturers in expansion and scale up of their commercial manufacturing;

•	failure to enter into favorable third-party manufacturing agreements;

•	announcements of product launches by competitors;

•	regulatory decisions (approvals or disapprovals) or changes concerning our products and our competitors’ products;

•	changes in estimates of our financial performance or changes in recommendations by securities analysts; and

•	general market conditions for growth companies and bioscience companies.

     Because we may experience a high level of volatility in our common stock, you should not invest in our stock unless you are prepared to handle a significant loss of your capital. At any given time, you may not be able to sell your shares at a price that you think is acceptable.

     The market liquidity for our stock is relatively low. As of April 30, 2004, we had 29,245,272 shares of common stock outstanding. The average daily trading volume in our common stock during the fifty-two week period ending April 30, 2004 was 557,087 shares. Although a more active trading market may develop in the future, the limited market liquidity for our stock may affect your ability to sell at a price that is satisfactory to you.

If significant shares eligible for future sales are sold, the result may depress our stock price by increasing the supply of our shares in the market at a time when demand may be limited.

     As of April 30, 2004, we had 29,245,272 shares of common stock outstanding, stock options outstanding to purchase an aggregate of approximately 4.0 million shares of common stock, substantially all of which have exercise prices at below current market prices, and warrants outstanding to purchase up to 64,566 shares of common stock at an exercise price of $19.05 per share. Of these options and warrants, approximately 2.0 million were exercisable at April 30, 2004. Furthermore, we have filed a universal shelf registration statement with the SEC pursuant to which we may issue debt securities, preferred stock, common stock and warrants to purchase debt securities, preferred stock or common stock in an aggregate amount of up to $200 million. To the extent that these options and warrants for our common stock are exercised or we issue additional shares to raise capital in connection with acquisitions or otherwise, the increase in the number of our outstanding shares of common stock may adversely affect the price for our common stock. This could hurt our ability to raise capital through the sale of equity securities. If we continue to require additional outside sources of capital to finance, among other things, our research and development, product testing and the manufacturing and marketing of our products, we may need to raise additional capital through the sale of equity securities.

     We have agreed to issue and register for resale up to 1,931,853 additional shares, to former OmegaTech stockholders and option holders pursuant to our Agreement and Plan of Merger with OmegaTech, if certain regulatory and financial milestones are achieved before October 31, 2004. The representative for these interest holders has asserted that two of these milestones have been achieved. While we have not resolved this matter, a substantial number of these additional shares may be issued and become eligible for resale if these two milestones have been achieved or the other pending milestone is achieved. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur, which could limit your ability to sell at a price satisfactory to you.

Our current patents may not be able to provide protection against competitive products and we may be unable to protect our intellectual property portfolio in our future.

     European and United States patent authorities have not adopted a consistent policy regarding the breadth of claims allowed for health and bioscience patents. Our issued patents, or patents that we may obtain in the future, may not afford adequate protection against competitors with competing technology because governmental agencies may revoke our patents or may limit the scope of our patents. If this happens, companies may be able to produce products using our previously patented technology. A number of our competitors have challenged our patents, particularly in Europe:

•	Aventis S.A. and Nagase & Co. Ltd. are challenging our European patent covering our DHA-containing oils. At a hearing in October 2000, the Opposition Division of the European Patent Office revoked our patent on the grounds that it was not novel. We immediately appealed this ruling, and in July 2002 we received a positive ruling from an Appeal Board of the European Patent Office (EPO), setting aside the prior decision to revoke this patent. Consistent with our request, the patent has been returned to the Opposition Division for a determination as to whether it has met the legal requirement of “inventive step.” A hearing of the Opposition Division is now scheduled for November 2004. During this process, the patent will remain in full force and effect. The appeal process may not be completed until sometime in 2006.

•	BASF A.G., Friesland Brands B.V., and Suntory Limited have filed in the European Patent Office their grounds for opposing our ARA patent issued by the EPO. The validity of the patent is unaffected by these filings. An initial hearing at the Opposition Division is scheduled for November 2004. The opposition process is not expected to be completed until sometime in 2006.

•	With respect to our blended-oil (blend of DHA and ARA oils for use in various applications, including infant formula) patent issued by the EPO, BASF AG, Friesland Brands B.V., and Suntory Limited have filed their grounds for opposing this patent with the Opposition Division of the EPO. The validity of the patent is unaffected by these filings. An initial hearing at the Opposition Division is scheduled to be held in November 2004. The opposition process is not expected to be completed until sometime in 2006.

•	Aventis Research and Technologies GmbH & Co. KG and Nagase Limited have filed in the EPO their grounds for opposing our patent covering the DHA-containing oils that we assumed in the OmegaTech purchase. At a hearing in December 2000, the Opposition Division of the EPO upheld some of the claims and revoked other claims. OmegaTech immediately appealed this ruling, as did Aventis. During the appeal process, the patent will remain in full force and effect. The appeal process may not be completed until sometime in 2006.

•	On September 23, 2003, we filed a patent infringement lawsuit in the U.S. District Court in Delaware against Nutrinova Inc., Nutrinova Nutrition Specialties & Food Ingredients GmbH, Celanese Ventures GmbH, and Celanese AG alleging infringement of two of our U.S. patents. The lawsuit alleges that Nutrinova and Celanese have been making, using, offering to sell, selling and/or importing into the United States DHA that is made by a process and employs compositions that infringe our patents. On October 24, 2003, Nutrinova and Celanese filed counterclaims alleging inequitable conduct and invalidity, unenforceability and/or noninfringement of all of our U.S. patents and rights. We filed a second patent infringement suit involving Nutrinova in Germany on January 16, 2004. Named as defendants were Nutrinova Nutrition Specialties and Food Ingredients GmbH and Celanese Ventures GmbH. The complaint alleges infringement of our European patent relating to DHA-containing oils. A hearing is now scheduled to be held in December 2004.

     If any of the challenges described above or any other challenges to our patents which may arise in the future are successful, our competitors may be able to produce our products and, as a result, we may experience decreases in the future sales of our nutritional oils, decreases in the revenues on sales of infant formula containing our oils and decreases in license fees related to our oils. If our products are found to infringe on the intellectual property rights of others, we may have to pay substantial damages. The revocation of our European DHA patent, ARA patent or blended-oils patent could result in a decrease in revenues under our license agreements.

     We expect that in the future, as our nutritional oils continue to be commercialized, opposition to our intellectual property by our competitors will continue and most likely increase. We believe that challenges to our suite of U.S. patents may arise in the future. We may incur substantial costs in the future protecting and defending our patents and cannot be sure that we will be able to successfully defend our patents or that our competitors will not be able to “design around” our intellectual property.

We are aware of several products that are currently available, and products under development, that may present a serious competitive threat to our products.

     Our success depends upon achieving and maintaining a superior competitive position in infant formula and adult nutritional product markets. Many potential competitors, which include companies such as BASF, Suntory Limited, Celanese Ventures and Nagase & Co. Ltd., have substantially greater research and development capabilities, marketing, financial and managerial resources and experience in the industry. If a competitor develops a better product or technology, our products or technologies may be rendered obsolete.

     We believe that, to date, we have developed the purest forms of DHA and ARA oils commercially available; however, we are aware that other sources of DHA and ARA are available. Specifically:

•	the Ross Products Division of Abbott Laboratories filed a Generally Recognized as Safe notification on January 2, 2002 seeking FDA concurrence that its fish oil source of DHA and its fungal source of ARA are Generally

Recognized as Safe when used as ingredients in infant formula. At this time, the notification continues to be under consideration by the FDA;

•	some infant formulas now on the market outside the United States use DHA derived from other sources, such as fish or eggs. Only a very small percentage of supplemented infant formulas currently marketed outside the United States contain DHA and ARA that have not been produced by us;

•	some baby food products now on the market in the United States use DHA derived from eggs;

•	fish oil based products currently dominate the adult DHA supplement market;

•	we are aware that Nutrinova is actively marketing a DHA-rich microalgal oil to the food and beverage and dietary supplement markets in the United States and Europe. We have filed a patent infringement suit against Nutrinova in both the United States and Germany;

•	we are aware that other companies are developing plant-based DHA and other companies are developing chemically synthesized DHA; and

•	we are aware of the development of microencapsulated fish oil products by several large companies, including BASF and F. Hoffman-LaRoche Ltd. Although microencapsulation of the oil resolves much of the odor, stability and taste issues found with fish oil, a microencapsulated product currently is significantly more costly than regular fish oil. Because fish oil is significantly less costly than our DHA oil, fish oil may present a substantial competitive threat.

To date, no other sources of DHA and ARA have received clearance from the FDA for inclusion in U.S. infant formulas.

Experts differ in their opinions on the importance of DHA and ARA in infant formula. Some experts feel that they are not necessary ingredients for infant development and that supplemented formulas will remain a premium product and never gain widespread acceptance. If this occurs, or if clinical trials that are now ongoing do not yield positive results on the benefits of DHA on cardiovascular or other health problems, our future revenues may be limited in the infant formula market, foods market and the nutritional supplement market.

     Ultimately our success in the infant formula industry depends on growing acceptance of our nutritional oils as necessary or beneficial additives to infant formulas. Notwithstanding existing clinical results that have demonstrated the beneficial effects of adding our nutritional oils to infant formula, some experts in the field of infant nutrition do not believe that our nutritional oils are necessary or that they provide any long-term beneficial effects. There have also been clinical studies where no beneficial effects have been found, possibly due to dose, duration or other factors. Experts generally recommend that mothers breastfeed rather than use infant formulas whether or not they contain our nutritional oils. Some experts also believe that infant formula without our oils contains sufficient precursor fats that infants can convert into DHA and ARA as needed. In addition, some physicians are unimpressed by studies showing that infant formulas fortified with our oils improve infants’ cognitive ability at early ages, suggesting that these results may not carry over to improved results later in life. Due to these differences in opinion, we are subject to the risk that the use of DHA and ARA in infant formula may never gain widespread acceptance worldwide. As of April 30, 2004, our products have been in the U.S. infant formula market for approximately 26 months and we believe that these products have penetrated approximately 60% of the U.S. infant formula market. Internationally, our products have been included in term infant formula in over 30 countries. Many of these introductions have occurred in the last 3 to 4 years. We estimate that our products have penetrated approximately 30% to 35% of the worldwide infant formula market. Combined, these markets brought us revenues of approximately $107.3 million in fiscal year 2003 and $66.2 million in the first six months of the fiscal year 2004.

     In addition to sales into the infant formula market, approximately 2% of our fiscal 2003 and first six months of fiscal 2004 nutritional product revenues came from sales of our nutritional oils to the adult supplement market. Investigators at universities and at other research centers, such as the National Institutes of Health, have observed a relationship between low levels of DHA and a variety of health risks. We are currently trying to establish what contribution, if any, supplementation with our oils will make in addressing these problems. Although clinical data are not required to market food ingredients or nutritional supplements outside of the infant formula market, we believe that further clinical studies are needed to validate the benefits of DHA supplementation. Accordingly, we are sponsoring studies to further investigate the potential benefit of DHA supplementation on cardiovascular health and we are aware of research being conducted regarding the impact of DHA supplementation on certain visual and neurological disorders. Unless these studies, which are more extensive than earlier pilot studies, establish and quantify the positive impact of DHA supplementation, we may only have a limited adult market opportunity.

Our business would be harmed if we fail to comply with applicable good manufacturing practices as required by the FDA.

     In connection with the manufacture of certain of our products, we are required to adhere to applicable current “good manufacturing practice” (“GMP”) requirements as required by the FDA. GMP regulations specify component and product testing standards, control quality assurance requirements and records and other documentation controls. As the manufacturer of DHA and ARA that are marketed as dietary supplements and used as ingredients in infant formulas sold in the United States, and may be used in food and beverages, we are subject to GMP and various other requirements applicable to such products. There can be no assurance that we will be able to continue to manufacture our nutritional oils in accordance with relevant dietary supplement and infant formula requirements for commercial use. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by state and federal agencies, including the FDA and comparable agencies in other countries. A determination that we are in violation of such GMP and other regulations could lead to an interruption of our production output and the imposition of civil penalties, including fines, product recalls or product seizures, and, in the most egregious cases, criminal sanctions.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable federal and state regulations.

     Our business is subject to extensive federal and state regulation. Current products and products in development cannot be sold if we or our customers do not obtain or maintain regulatory approvals. While we have developed and instituted a corporate compliance program, we cannot assure you that we or our employees are or will be in compliance with all potentially applicable federal and state regulations. If we fail to comply with any of these regulations a range of actions could result, including, but not limited to, the failure to approve a product candidate, restrictions on our products or manufacturing processes, including withdrawal of our products from the market, significant fines, or other sanctions.

Our business exposes us to potential product liability claims and recalls, and our insurance may not provide adequate coverage.

     Our development, manufacture and marketing of products involve an inherent risk of exposure to product liability claims, product recalls, product seizures and related adverse publicity. In addition, as only a small amount of our oils resides in our customers’ end product, a recall of our oils could impact a much larger recall of our customers’ end products. Insurance coverage is expensive and difficult to obtain, and we may be unable to obtain coverage in the future on acceptable terms, if at all. Although we currently maintain product liability and recall insurance for our products in the amounts we believe to be commercially reasonable, we cannot be certain that the coverage limits of our insurance policies or those of our strategic partners will be adequate. If we are unable to obtain sufficient insurance at an acceptable cost, if a successful product liability claim is made against us, or if there is a product recall, whether fully covered by insurance or not, our business and future sales could be adversely impacted.

Our opportunity in the U.S. infant formula market may be limited by the adoption rate of supplemented formulas into the women, infants and children (WIC) program.

     We estimate that our total U.S. market opportunity for sales of supplemented infant formula to be over $140 million and that approximately $70 million of this opportunity will come from WIC-funded sales. Most WIC state agencies provide only one brand of infant formula to its participants, depending on which company has the rebate contract in a particular state. Since early 2002, approximately 45 state Women, Infant and Children (WIC) programs have adopted a brand of infant formula supplemented with our oils. WIC is a federal grant program that is state administered for the benefit of low-income nutritionally at risk women, infants and children. If our licensees do not attempt to gain adoption of a supplemented brand of infant formula in other states, other state WIC agencies do not agree to adopt a supplemented infant formula into their WIC program, supplemented formulas are removed from WIC programs that previously adopted them, or if any of our licensees fail to renew, in a timely fashion, their contract awards from WIC agencies for the adoption of a supplemental infant formula, then our future revenues from supplemented infant formula sales in the U.S. would be limited.

Our manufacturing process involves the handling of hazardous material and the mishandling of these hazardous materials could result in substantial costs and harm to our business.

     In connection with our research and manufacturing activities, we utilize some hazardous materials. We are subject to federal, state and local laws and regulations governing the use, storage, handling and management of hazardous materials and specified waste products. The cost of compliance with these laws and regulations could be significant. Moreover, we could be subject to loss of our permits, government fines or penalties and/or other adverse governmental action if such hazardous materials are used, stored, handled or otherwise managed in violation of law or any permit. In addition, we could be subject to liability if hazardous materials are released into the environment. A substantial fine or penalty, the payment of significant environmental remediation costs or the loss of a permit or other authorization to operate or engage in our ordinary course of business could result in material, unanticipated expenses and the possible inability to satisfy customer demand for our nutritional oils.

     On March 12, 2003, an explosion occurred at a public wastewater treatment works in Winchester, KY, resulting in property damage. On April 8, 2003, we received a report from the state fire marshal that concluded that the incident resulted from the introduction of n-hexane into the local sewer system. We use n-hexane in the production process for our DHA oil. The state fire marshal report did not rule out other possible contributors to the incident. Although n-hexane was found at the site of the incident, there may have been other contributing factors, including the presence of other flammable substances that were not discharged from our plant. Production at our facility has not been negatively impacted by these events. We have entered into discussions with the Winchester Municipal Utilities Commission (WMU) and its insurer as to our financial responsibility, if any, for property damage. We are beginning to receive and will analyze information from the utility and its insurer concerning the details of the incident. On March 9, 2004, we entered into a agreement with the city of Winchester, WMU, and WMU’s insurer to extend any applicable statute of limitations and allow the parties to continue discussing this matter. In addition, we learned in March 2004 that the federal Environmental Protection Agency, utilizing personnel from its Criminal Investigation Division, had contacted persons and had asked questions relating to the explosion at the wastewater treatment plant and n-hexane. We have been advised by EPA representatives that this questioning is preliminary in nature and that there are no pending formal proceedings. We have accrued approximately $600,000 as an estimate of costs that we may incur as a result of this incident including approximately $200,000 recorded during the three months ended April 30, 2004. Through April 30, 2004, we have incurred approximately $278,000 in legal fees related to the incident, which were applied to the liability. In addition to any potential liabilities for property damage, this incident resulted in the delay of the issuance of certain permits required for the expansion of our existing Winchester plant and was a consideration in our decision to begin immediate expansion at our Kingstree, SC plant. While we cannot be certain of the ultimate outcome of our discussions with WMU and its insurer or the EPA activity, we believe that they will not have a material adverse impact on our production, financial condition or results of operations.

The integration of FermPro’s operations with Martek’s operations may be difficult, which could harm our results of operations.

     On September 5, 2003, we completed the transaction to purchase certain assets and assume certain liabilities of FermPro. Martek Biosciences Kingstree Corporation (“Martek Kingstree”) was formed as a wholly-owned subsidiary of Martek Biosciences Corporation for the purpose of holding the assets and assumed liabilities we acquired from FermPro. We are in the process of integrating our operations with the operations of the former FermPro business. This integration may be more expensive than anticipated or take longer than planned. If there are delays or unexpected costs involved with the integration, these could have a material adverse effect on our business and financial results. The difficulties involved in integrating the former FermPro business, which could be substantial, include the following:

•	management and key personnel could be distracted from the day-to-day business of managing Martek;

•	implementing uniform controls, systems and procedures, especially information and accounting systems, could be costly and time-consuming;

•	key officers, sales and customer support personnel may not be satisfied or happy with Martek and may elect to leave; and

•	expansion at the Kingstree facility may further complicate integration of operations.

We have not yet generated a sustained revenue stream to be a viable business in the long-term.

     We experienced net operating losses in each annual period since our inception through fiscal 2002. As of April 30, 2004, we had an accumulated deficit of $104.8 million. Our balance of cash, cash equivalents and short-term investments at April 30, 2004 was $54.6 million. Although these resources, along with a new $100 million secured revolving credit facility expiring in 2007 should allow us to meet our current operating needs and planned capital expenditures for at least the ensuing 12 to 18 months, we must achieve sustained profitability to generate the cash necessary to be a viable business in the long term, and at this time we have not yet generated a sustained source of revenue to achieve this.